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                                                                   Exhibit 8(gg)


July 1, 2003


Janus Investment Fund
100 Fillmore Street
Denver, Colorado 80206

Gentlemen:

As you know, Section 4 of our Investment Advisory Agreement, dated April 3, , 2002 (the "Agreement"), provides for compensation to Janus Capital Management ("JCM") for investment advisory services rendered to Janus Institutional Cash Reserves Fund (the "Fund"). This letter is to inform you that JCM will waive one-half of its fee due from July 1, 2003 to March 1, 2005 under the Agreement. Accordingly, the effective annual rate for the calculation of the fee due to JCM under Section 4 of the Agreement will be 0.10% of the Fund's average daily net assets.

This waiver will continue in effect until March 1, 2005, unless extended.

This waiver is applicable only to the Fund and shall not be applicable to any other series of the Trust, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC



By: /s/ Thomas A. Early
    -------------------
    Thomas A. Early
    Vice President